Exhibit 5.1

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

September 24, 2009

SEACOR Holdings Inc.

2200 Eller Drive, P.O. Box 13038,

Fort Lauderdale, Florida 33316

Ladies and Gentlemen:

We have acted as counsel to SEACOR Holdings Inc., a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of $250.0 million principal amount of 7.375% Senior Notes due 2019 (the “Securities”), pursuant to the underwriting agreement, dated September 21, 2009 (the “Agreement”), between the Company and J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., as representatives of the underwriters named therein.

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Restated Certificate of Incorporation of the Company; (ii) the Agreement; (iii) the Registration Statement on Form S-3 (File No. 333-162024), filed by the Company on September 21, 2009 (the “Registration Statement”); (iv) the Post-Effective Amendment to the Registration Statement, filed by the Company on September 24, 2009; (v) the prospectus, dated as of September 21, 2009 (the “Base Prospectus”), which forms a part of the Registration Statement; (vi) the preliminary prospectus supplement, dated September 21, 2009; (vii) the prospectus supplement, dated September 21, 2009 (the “Prospectus Supplement”); (viii) the base indenture, dated as of January 10, 2001, between the Company (as successor to SEACOR SMIT Inc.) and U.S. Bank National Association (the “Trustee”), as supplemented by the Second Supplemental Indenture, dated as of September 24, 2009, between the Company and the Trustee, governing the Securities; and (ix) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to these opinions that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that (assuming the due authorization, execution and delivery thereof by the Trustee) the Securities constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinions expressed above with respect to validity, binding effect and enforceability are subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity) and except that rights to indemnification and contribution thereunder may be limited by federal or state securities laws or public policy relating thereto.

We hereby consent to any and all references to our firm in the prospectus which is a part of the Registration Statement.

Very truly yours,

/s/ WEIL, GOTSHAL & MANGES LLP